Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 3 DATED MARCH 3, 2016
TO THE PROSPECTUS DATED FEBRUARY 17, 2016

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated February 17, 2016, as supplemented by supplement no. 1 dated February 17, 2016 and supplement no. 2 dated February 17, 2016. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the declaration of a cash distribution and our entry into an agreement with Equity Trust Company relating to IRA custodial services with respect to our Class T shares.
Distributions
On February 29, 2016, our board of directors declared cash distributions on the outstanding shares of all classes of common stock based on daily record dates for the period from March 1, 2016 through March 31, 2016, which we expect to pay in April 2016. Distributions for this period will be calculated based on stockholders of record each day during this period at a rate of (i) $0.00026202 per share per day less (ii) the daily class-specific expense accrued for and allocable to any class of common stock, divided by the  number of shares of common stock of such class outstanding as of the close of business on each respective record date. Given the distribution rate declared for the period and because the stockholder servicing fee is a class-specific expense of the Class T shares of our common stock, we do not expect to pay cash distributions on shares of our Class T common stock for record dates from March 1, 2016 to March 31, 2016.  The distribution will be paid in cash or, for investors enrolled in our distribution reinvestment plan, reinvested in additional shares.
IRA Account Investments through Equity Trust Company
If you would like to establish a new IRA account with Equity Trust Company for an investment in our Class T shares, we will pay the fees related to the establishment of the investor account with Equity Trust Company. Investors will be responsible for the annual IRA maintenance fees charged by Equity Trust Company, including the first year annual maintenance fees. Previously, only purchasers of our Class A shares were eligible to establish a new IRA account through Equity Trust Company under the terms described above.
NuView IRA and Community National Bank previously had agreed to act as IRA custodians for purchasers of both classes our common stock as described in the prospectus; however, we do not require that you use either NuView IRA, Equity Trust Company or Community National Bank.
Further information about custodial services is available through your broker or through our dealer manager at www.kbs-cmg.com.

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